LIST OF SUBSIDIARIES
TECOGEN INC.
a Delaware corporation

Subsidiaries	Ownership %	Jurisdiction of Incorporation

American DG Energy Inc.	100%	Delaware

American DG New York, LLC	51%	Delaware

Tecogen CHP Solutions Inc.	100%	Ontario, Canada